

Mail Stop 3561

July 28, 2008

<u>Via Fax & U.S. Mail</u>

Mr. William G. Barker III
Chief Financial Officer
Sun-Times Media Group, Inc.
350 North Orleans Street, 10-S
Chicago, Illinois 60654

   Re: **Sun-Times Media Group Inc.**
      Form 10-K for the year ended December 31, 2007
      File No. 001-14164

Dear Mr. Barker:

   We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Schedule 14A filed June 17, 2008

Compensation Discussion and Analysis
The Compensation-Setting Process; Performance Objectives, page 16

1. We note your disclosure that the process for setting executive compensation begins
    with establishing individual and corporate performance objectives. In future filings,
    please provide a qualitative and a quantitative discussion of all the performance
    measures to be achieved in order for your executive officers to earn their
    performance-related compensation. We would expect to see the specific company
    financial goals, key operating drivers and individual performance objectives used to
    determine performance-related compensation and how your performance-related
    awards are specifically structured around such performance goals. Please note that
    qualitative measures generally need to be presented to conform to the requirements of
    Item 402(b)(2)(v) of Regulation S-K.

2. To the extent you believe that disclosure of the performance measures is not required
    because it would result in competitive harm such that it could be excluded under
    Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter
    a detailed explanation for your conclusion as to competitive harm. To the extent that
    you have an appropriate basis for omitting disclosure of the performance measures,
    please revise your disclosure to discuss how difficult it would be for the named
    executive officers or how likely it will be for you to achieve the undisclosed target
    levels or other factors. General statements regarding the level of difficulty, or ease
    associated with achieving performance goals, are not sufficient. In discussing how
    difficult it will be for an executive or how likely it will be for you to achieve the
    target levels or other factors, provide as much detail as necessary without providing
    information that would result in competitive harm

Form 10-K for the Year Ended December 31, 2007

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 58

3. Please confirm to us that the date cited in the last paragraph of the audit opinion on
    page 58 should be December 31, 2007, not 2006. Also, with respect to the related
    audit report on the effectiveness of your internal control over financial reporting, it
    appears the date of such audit report was March 10, 2008, not 2007. If our
    understanding is correct, please file an amended Form 10-K to correct these errors.

Note 7 – Goodwill and Intangible Assets, page 74

4. With regard to your $124 million of goodwill, please tell us which acquisitions resulted in the recording of this goodwill. In your response, include the year of acquisition and identify the related newspapers. In addition, please tell us the circulation levels for these newspapers at the time of their acquisition and as of the most recent practicable date.

5. We note from disclosure here and elsewhere in your filing that the changes in your goodwill asset resulted from acquisitions and acquisition adjustments, and that such asset has not been impaired. We also note that, over the three-year period ended December 31, 2007, as presented in your consolidated statements of operations, your advertising and circulation revenues have both experienced accelerating rates of decline and your operating losses have increased from $10 million in 2005 to $39 million in 2006 to $140 million in 2007. Further, from your chart and tabular disclosure on pages 28-29, we note that you, along with other companies in your industry, have experienced significant declines in stock price and market capitalization from 2004 through 2007. Please explain to us, in detail, how you concluded no impairment of your goodwill was required under SFAS 142. In your response, please provide us with a summary of the relevant assumptions underlying your most recent impairment analysis with respect to goodwill. Include a discussion of how these assumptions have changed over the past three years.

6. With respect to your disclosure on page 37 that you believe the declines in advertising and circulation have not been "significant enough" to warrant impairment but may become so in the future, please explain to us, in detail, the level of decline necessary to warrant impairment of goodwill.

7. As a related matter, we note that your intangible assets are comprised of subscriber and advertiser relationships, and that the amounts disclosed in your table here indicate that the remaining amortization period for such assets is approximately 20 years. In light of your operating results over the three-year period ended December 31, 2007, please tell us what consideration was given to a change in estimate of the remaining amortization period of such assets, a current-year impairment charge on such assets, or both. Your response should include why you believe, for purposes of the impairment analysis of these assets, customers and newspaper subscribers will continue to use or subscribe to publications at the rates included in assumptions not leading to impairment.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Bell at 202-551-3574 or Amanda McManus 202-551-3412 at with questions relating to legal matters.

Sincerely,

David R. Humphrey
Branch Chief